UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14060

GRAPHIC PACKAGING INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

4455 Table Mountain Drive

Golden, Colorado 80504

(303) 215-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Rights to Purchase Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

                Approximate number of holders of record as of the certification or notice date:           None

                Pursuant to the requirements of the Securities Exchange Act of 1934, Graphic Packaging Corporation, as successor to Graphic Packaging International Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 11, 2003	GRAPHIC PACKAGING CORPORATION, as successor to Graphic Packaging International Corporation

	By:	/s/ EDWARD W. STROETZ, JR.
Edward W. Stroetz, Jr., Esq.
Secretary